AB* 3/15



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07006456

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SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. DC
213
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66156

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

BEST AVAILABLE COPY

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Financo Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Abrams (212) 593-7385
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

PROCESSED
MAR 2 1 2007 E
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/20

OATH OR AFFIRMATION

I, Scott D. Abrams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financo Securities, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified In Ulster County
Commission Expires July 31, 20 10

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
FEB 2 8 2007
WASH, D.C.
213

FINANCO SECURITIES, LLC
(a wholly owned subsidiary of Financo, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Financo Securities, LLC:

We have audited the accompanying statement of financial condition of Financo Securities, LLC (the "Company"), a wholly owned subsidiary of Financo, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Financo Securities, LLC, as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
January 24, 2007

FINANCO SECURITIES, LLC
(a wholly owned subsidiary of Financo, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 72,095
TOTAL ASSETS	$ 72,095

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses	$ 8,500
Total liabilities	8,500
Member's Equity	63,595
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 72,095

The accompanying notes are an integral part of these financial statements.

FINANCO SECURITIES, LLC
(a wholly owned subsidiary of Financo, Inc.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 ORGANIZATION AND BUSINESS

Financo Securities, LLC (the "Company"), a wholly owned subsidiary of Financo, Inc. (the "Parent"), was incorporated on December 9, 1999. The Company became a broker-dealer on March 1, 2004 and as such is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides investment banking services and financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash held at a major financial institution.

Revenue recognition

Revenues and expenses related to investment banking activities are recorded on an accrual basis when earned and incurred, respectively.

Income taxes

As a single member limited liability company, the Company does not incur any liability for federal, state, or city income taxes since all income, deductions and credits are reportable by its member.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and the NASD the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At December 31, 2006, the Company had net capital of $63,595 or $58,595 in excess of the required net capital of $5,000.

NOTE 4 RELATED PARTY TRANSACTIONS

The Parent pays certain expenses (rent, office supplies, salaries, travel, postage, telephone and consulting fees) on behalf of the Company and charges the Company a monthly management fee representing its share of such expenses. Management fees amounted to $138,997 for the year ended December 31, 2006.

END